UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) March 10, 2016



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on March 10, 2016, as Exhibit 99.1 which is included herein. The press release was issued to report that on March 24, 2016, Winnebago Industries anticipates announcing its financial results for its second quarter Fiscal 2016 ended February 27, 2016 In connection with the announcement, Winnebago Industries will host a conference call on March 24, 2016 at 9:00 a.m. CDT. Details regarding the conference call are contained in the press release included herein.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

**Exhibit
Number Description**
99.1   Press release of Winnebago Industries, Inc. dated March 10, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

(Registrant)

Date: March 10, 2016	By:	/s/ Scott C. Folkers
	Name:	Scott C. Folkers
	Title:	Vice President, General Counsel and Secretary



News Release

Media Contact: Sam Jefson, Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

Investor Relations Contact: Samantha Dugan - 641-585-6160 - sdugan@wgo.net

WINNEBAGO INDUSTRIES' SECOND QUARTER FISCAL 2016 FINANCIAL RESULTS ANNOUNCEMENT TO BE MADE ON MARCH 24, 2016
-- Conference Call Scheduled for 9:00 a.m. CDT --

FOREST CITY, IOWA, March 10, 2016 - Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, will issue an advisory release and host a conference call on Thursday, March 24, 2016. Winnebago Industries plans to issue an advisory release before the market opens on March 24, 2016, notifying the public that a complete and full-text press release discussing the financial results for the Company's second quarter of Fiscal 2016 ended February 27, 2016, will be available no earlier than 6:00 a.m. CDT in the "Investor Relations" section of the Company's website at: http://investor.wgo.net.

The Company will also host a conference call on March 24, 2016, at 9 a.m. CDT to discuss the financial results for its second quarter of Fiscal 2016. Winnebago Industries' conference call may be heard live via the Company's website, http://investor.wgo.net. The event will be archived and available for replay for the next 90 days. To access the replay, click on http://phx.corporate-ir.net/phoenix.zhtml?c=85260&p=irol-EventDetails&EventId=5203002.

Minimum requirements to listen to the webcast: either Microsoft Windows Media Player or Adobe Flash Player and an internet connection speed of approximately 32 kbps. The Microsoft Windows Media Player software is downloadable for free at: http://windows.microsoft.com/en-us/windows/windows-media-player, and the Adobe Flash Player software is downloadable free at: https://get.adobe.com/flashplayer/.

About Winnebago Industries
Winnebago Industries, Inc., "The Most Recognized Name In Motorhomes®", is a leading U.S. manufacturer of recreation vehicles, which are used primarily in leisure travel and outdoor recreation activities. The Company and its subsidiary build quality motorhomes, travel trailers and fifth wheel products. Winnebago Industries has received the Quality Circle Award from the Recreation Vehicle Dealers Association every year since 1996. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit, http://investor.wgo.net.

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